EXHIBIT 99(i)
CHARTER
OF THE
JOINT COMPENSATION COMMITTEE
OF THE
BOARDS OF DIRECTORS
OF
COMM BANCORP, INC.
AND
COMMUNITY BANK AND TRUST COMPANY
Purpose
The purpose of the Joint Compensation Committee (the “Committee”) of Comm Bancorp, Inc. and Community Bank and Trust Company (collectively, the “Company”) is to discharge the Boards’ responsibilities relating to compensation of the Company’s executive officers and any other specified responsibilities related to compensation matters affecting the Company. The Committee has sole responsibility for evaluating and approving the executive officer compensation program and related compensation policies of the Company. The Committee is responsible for producing an annual report for inclusion in the Company’s regulatory reports, in accordance with applicable rules and regulations.
Membership
The Committee is established in accordance with Section 12.2 of the Bylaws of Comm Bancorp, Inc. and Section 23.1 of the Bylaws of Community Bank and Trust Company. Committee members and its Chairperson are appointed annually by the Boards on the recommendation of the Nominating and Corporate Governance Committee of Comm Bancorp, Inc. and may be replaced. The Committee must have at least three members, all of whom must meet the independence requirements of Rule 4200 of The NASDAQ Stock MarketK. The Committee will meet as often as the Committee or its Chairperson determines, but not less than two times each year.
Responsibilities and Authority
The Committee shall be responsible for reviewing and recommending to the Boards the appointment of each officer who is to be designated by the Boards as an executive officer of the Company for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and such other executive positions as the members of the Committee may from time to time determine to be appropriate, and shall evaluate, and report to the Boards on the performance of each such officer on at least an annual basis.

54

The Committee shall be responsible for periodically reviewing and evaluating the Company’s executive management succession staffing plan policy and this Charter. The Committee shall recommend any proposed changes in such documents to the Boards for approval.
In consultation with the Director of Human Resources, the Committee shall oversee regulatory compliance with respect to compensation matters.
The Committee shall have the sole authority to retain and terminate any compensation consultant to be used by the Committee to assist it in the evaluation of the compensation of any executive officer and shall have the sole authority to approve the consultant’s fees and other retention terms with respect to such service to the Committee. The Committee shall periodically review the performance of any compensation consultant that it retains. Any compensation consultant retained by the Committee shall periodically report to the Committee the scope of services that the consultant provides directly to the Company, and the fees it receives for such services.
The Committee shall annually review and approve corporate goals and objectives relevant to executive officer compensation and shall evaluate, in consultation with the Boards’ other independent directors, the executive officer’s performance in light of those goals and objectives. The Committee shall determine and approve the executive officer’s compensation level based on this evaluation. In determining the long-term incentive component of executive officer compensation, the Committee will consider such factors as the Company’s performance and relative shareholder return, the value of similar incentive awards to executive officers at comparable companies, and market practice.
The Committee shall review annually the material criteria generally used in evaluating executive officer performance and the objectives and processes used in establishing appropriate executive officer compensation, retention, incentive, severance and benefit policies and programs. As part of this process, the Committee shall seek appropriate assurances from management that compliance with the Company’s Code of Business Conduct and Code of Ethics for Senior Financial Officers initiatives, as well as effective participation in risk management, are made important components of an executive officer’s performance evaluation, as appropriate in light of his or her job responsibilities.
The Committee shall have the authority to determine and approve, for the executive officers of the Company: the annual base salary level; the annual incentive award opportunity level; employment agreements, severance arrangements, and change in control agreements/provisions; any perquisites or other in-kind benefits; and any special or supplemental incentive awards.

55

The Committee shall periodically review and shall have the authority to approve or make recommendations to the Boards with respect to the adoption of or changes to employee benefit, bonus, incentive compensation, severance, equity-based or other compensation or incentive plans of the Company that require Committee, Board, or shareholder approval and, where legally required or as the Committee may otherwise determine, such plans of its subsidiaries and controlled affiliates. As appropriate in connection with this process, the Committee shall seek appropriate assurances from internal or external advisors that all compensation and perquisites are appropriate, legally permissible and, where required, properly disclosed to, or approved by, the Company’s shareholders.
The Committee shall provide, over the names of the members of the Committee, the required Compensation Committee Report for the Company’s annual report or proxy statement for the annual meeting of shareholders, as required under the rules and regulations promulgated by the Securities and Exchange Commission.
Reliance on Information
In performing their responsibilities, Committee members are entitled to rely on good faith and information, opinions, reports or statements prepared or presented by one or more officers or employees of the Company whom the Committee members reasonably believe to be reliable and competent in the matters presented, independent counsel, accountants or other advisors as to matters which the Committee members reasonably believe to be within the professional or expert competence of such person, or another committee of the Boards of Directors as to matters within its designated authority which the Committee members reasonably believe to merit confidence.

56